UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Johnson Controls International plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.01

(Title of Class of Securities)

G51502105

(CUSIP Number of Class of Securities)

Michael R. Peterson

Johnson Controls International plc

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53201

(414) 524-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Alan M. Klein, Esq.

Kenneth B. Wallach, Esq.

Marisa D. Stavenas, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,000,000,000	$484,800

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $4,000,000,000 in value of ordinary shares, par value $0.01 per share, of Johnson Controls International plc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $484,800	Filing Party: May 3, 2019
Form or Registration No.: Schedule TO	Date Filed: Johnson Controls International plc

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Johnson Controls International plc, an Irish public company limited by shares (the “Company”), on May 3, 2019 (the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $4,000,000,000 of its ordinary shares, par value $0.01 per share (the “Shares”), at a per Share price not greater than $40.00 and not less than $36.00, to the tendering shareholder in cash, less any applicable withholding taxes and without interest.

Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated May 3, 2019 (the “Offer to Purchase”) and the related Letter of Transmittal.

ITEM 1. Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

The third and fourth bullets of the answer to the subsection of the “Summary Term Sheet” of the Offer to Purchase captioned “Are there any conditions to the Offer?” are hereby amended and restated as follows:

•

the Company having insufficient profits available for distribution within the meaning of section 117 of the Companies Act 2014 of Ireland, as amended (the “Irish Companies Act”), to complete the purchase of the Shares tendered under the Offer in compliance with Irish law based on the Company’s relevant financial records; at the time of commencement of the Offer, the Company had sufficient profits available for distribution to consummate the Offer;

•

the Company having net assets of less than its called-up share capital and its undistributable reserves (as defined in section 1082 of the Irish Companies Act) to complete the purchase of Shares tendered under the Offer in compliance with Irish law based on the Company’s relevant financial records; at the time of commencement of the Offer, the Company had sufficient net assets to consummate the Offer;

ITEM 4. Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 4 by reference.

The fourteenth paragraph of the section of the Offer to Purchase titled “Introduction” is hereby amended and restated as follows:

Under Irish law, a company must acquire its own shares either by purchase or by redemption and, in either case, the financial requirements of the Offer from the perspective of the Company are the same. The Company is authorized under Article 3(d) of our Articles of Association to effect repurchases of Shares as redemptions and any repurchases of Shares pursuant to the Offer will be effected by redemption. References in this Offer to Purchase to an “offer to purchase,” “purchase,” “repurchase,” “tender” or “purchase price” means “offer to redeem,” “redeem,” “redemption,” “tender for redemption” or “redemption price” as the context permits and similar terms shall be construed accordingly. The proper tendering or deemed tendering of Shares pursuant to the Offer to Purchase / redemption in accordance with the terms and subject to the conditions of the Offer, which are capable of purchase under the Offer, shall constitute an agreement, transaction or trade with the Company within the meaning of Article 3(d) of our Articles of Association and such Shares shall be deemed to be Redeemable Shares within the meaning of our Articles of Association. The Company’s redemption of Shares, as opposed to a purchase, pursuant to the Offer will have no impact on tendering shareholders or such holders’ rights pending the consummation of the Offer.

The seventh paragraph of Section 5 (“Purchase of Shares and Payment of Purchase Price; Redemption”) of the Offer to Purchase is hereby amended and restated as follows:

Under Irish law, a company must acquire its own shares either by purchase or by redemption and, in either case, the financial requirements of the Offer from the perspective of the Company are the same. The Company is authorized under Article 3(d) of our Articles of Association to effect repurchases of Shares as redemptions and any repurchases of Shares pursuant to the Offer will be effected by redemption. References in this Offer to Purchase to an “offer to purchase,” “purchase,” “repurchase,” “tender” or “purchase price” means “offer to redeem,” “redeem,” “redemption,” “tender for redemption” or “redemption price” as the context permits and similar terms shall be construed accordingly. The proper tendering or deemed tendering of Shares pursuant to the Offer to Purchase / redemption in accordance with the terms and subject to the conditions of the Offer, which are capable of purchase under the Offer, shall constitute an agreement, transaction or trade with the Company within the meaning of Article 3(d) of our Articles of Association and such Shares shall be deemed to be Redeemable Shares within the meaning of our Articles of Association. The Company’s redemption of Shares, as opposed to a purchase, pursuant to the Offer will have no impact on tendering shareholders or such holders’ rights pending the consummation of the Offer.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 5 is hereby amended and supplemented as follows:

The table set forth under the heading “Recent Securities Transactions” set forth in Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is hereby amended and supplemented by adding the following transactions:

Name of Reporting Person	Date of Transaction	Nature of Transaction	Number of Shares	Disposition or Grant Price as Applicable
Brian J. Stief	05/07/2019	Stock Option Exercise	37,986	$28.14
Brian J. Stief	05/07/2019	Stock Option Exercise	37,443	$26.30
Brian J. Stief	05/07/2019	Stock Option Exercise	23,334	$25.67
Brian J. Stief	05/07/2019	Sale of Shares	98,763	$39.08	*
Brian J. Stief	05/07/2019	Sale of Shares	27,395	$39.11	*
Brian J. Stief	05/07/2019	Disposition of Phantom Stock Units – Deferred Compensation Plan**	148,039.32	$39.25

*	Reflects a weighted average price.
**	Reflects a transfer of share units from the reporting person’s share unit account under the deferred compensation plan into other deemed investment options available under the plan.

Section 11 (“Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the twelfth paragraph under the subheading “Arrangements Concerning the Shares.”:

Nonqualified Deferred Compensation Plans. The Company maintains certain nonqualified deferred compensation plans that allow participants, including the Company’s named executive officers, to defer base salary, annual bonus compensation, share units and restricted share awards until retirement or termination of employment. Certain nonqualified deferred compensation plans allow employees whose annual retirement contributions to the Company’s 401(k) plans are affected by the Code limits to receive the full intended amount of such annual contributions. The investment options under the Company’s nonqualified deferred compensation plans mirror the investment options in the Company’s 401(k) plans.

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ITEM 6. Purposes of the Transaction and Plans or Proposals.

Item 6 is hereby amended and supplemented as follows:

The changes described above in Items 1 and 4 of this Amendment No. 2 are hereby incorporated into this Item 6 by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

Item 7 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 2 are hereby incorporated into this Item 7 by reference.

The third and fourth bullets of Section 7 (“Conditions of the Offer”) of the Offer to Purchase are hereby amended and restated as follows:

•

the Company having insufficient profits available for distribution within the meaning of section 117 of the Irish Companies Act to complete the purchase of the Shares tendered under the Offer in compliance with Irish law based on the Company’s relevant financial records; at the time of commencement of the Offer, the Company had sufficient profits available for distribution to consummate the Offer;

•

the Company having net assets of less than its called-up share capital and its undistributable reserves (as defined in section 1082 of the Irish Companies Act) to complete the purchase of Shares tendered under the Offer in compliance with Irish law based on the Company’s relevant financial records; at the time of commencement of the Offer, the Company had sufficient net assets to consummate the Offer;

ITEM 8. Interest in Securities of the Subject Company.

Item 8 is hereby amended and supplemented as follows:

The changes described above in Item 5 of this Amendment No. 2 are hereby incorporated into this Item 8 by reference.

ITEM 11. Additional Information.

Item 11 is hereby amended and supplemented as follows:

The changes described above in Item 5 of this Amendment No. 2 are hereby incorporated into this Item 11 by reference.

The fifth paragraph of the cover page of the Offer to Purchase is hereby amended and restated as follows:

Under Irish law, a company must acquire its own shares either by purchase or by redemption and, in either case, the financial requirements of the Offer from the perspective of the Company are the same. The Company is authorized under Article 3(d) of our Articles of Association to effect repurchases of Shares as redemptions and any repurchases of Shares pursuant to the Offer will be effected by redemption. References in this Offer to Purchase to an “offer to purchase,” “purchase,” “repurchase,” “tender” or “purchase price” means “offer to redeem,” “redeem,” “redemption,” “tender for redemption” or “redemption price” as the context permits and similar terms shall be construed accordingly. The proper tendering or deemed tendering of Shares pursuant to the Offer to Purchase / redemption in accordance with the terms and subject to the conditions of the Offer, which are capable of purchase under the Offer, shall constitute an agreement, transaction or trade with the Company within the meaning of Article 3(d) of our Articles of Association and such Shares shall be deemed to be Redeemable Shares within the meaning of our Articles of Association. The Company’s redemption of Shares, as opposed to a purchase, pursuant to the Offer will have no impact on tendering shareholders or such holders’ rights pending the consummation of the Offer. We will cancel Shares that we repurchase pursuant to the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON CONTROLS INTERNATIONAL PLC

By:	/s/ Michael R. Peterson
Name:	Michael R. Peterson
Title:	Vice President and Corporate Secretary

Date: May 8, 2019

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated May 3, 2019.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, dated May 3, 2019.*

(a)(1)(G)	Letter from Fidelity to Plan Participants in the Company’s Benefits Plans.*

(a)(1)(H)	Letter from Fidelity to Plan Participants in the Adient plc’s Benefits Plans.*

(a)(1)(I)	Form of Letter to Plan Participants in the Company’s Canadian plans.*

(a)(5)(A)	Press Release issued by the Company on May 3, 2019.*

(a)(5)(B)	Press Release issued by the Company on May 1, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 1, 2019).

(a)(5)(C)	Excerpted transcript of the Company’s earnings conference call on May 1, 2019.*

(a)(5)(D)	Notice to Directors and Executive Officers of Johnson Controls International plc Regarding the Potential Complete Blackout in Transactions Involving Equity Securities of Johnson Controls International plc, dated May 7, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 7, 2019).

(d)(1)	Tyco International plc 2004 Share and Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on November 17, 2014).

(d)(2)	Johnson Controls International plc 2012 Share and Incentive Plan, amended and restated as of March 8, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 4, 2017).

(d)(3)	Johnson Controls International plc 2007 Stock Option Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(4)	Johnson Controls International plc 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on September 6, 2016).

(d)(5)	Johnson Controls International plc Severance and Change in Control Policy for Officers, Amended and Restated December 7, 2017 (Incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 11, 2017).

(d)(6)	Johnson Controls International plc Executive Deferred Compensation Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(7)	Johnson Controls International plc Senior Executive Deferred Compensation Plan effective as of January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(8)	Johnson Controls International plc Retirement Restoration Plan, as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(9)	Tyco Supplemental Savings and Retirement Plan as amended and restated effective January 1, 2018 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 19, 2017).

(d)(10)	Johnson Controls International plc Executive Compensation Incentive Recoupment Policy effective September 2, 2016 (incorporated by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(11)	Amended and Restated Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.1 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(12)	Amended and Restated Change of Control Executive Employment Agreement, dated as of January 24, 2016, by and between Johnson Controls, Inc. and Alex A. Molinaroli (incorporated by reference to Exhibit 10.2 to Johnson Controls, Inc.’s Current Report on Form 8-K filed on January 27, 2016).

(d)(13)	Form of employment agreement, including form of change in control agreement, between Johnson Controls, Inc. and Messrs. Jackson, Walicki and Williams, as amended and restated July 28, 2010 (incorporated by reference to Exhibit 10.Y to Johnson Controls, Inc.’s Quarterly Report on Form 10-Q filed on August 3, 2010).

(d)(14)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(15)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for fiscal 2018 applicable to Messrs. Oliver and Stief (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on February 2, 2018).

(d)(16)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed on November 23, 2016).

(d)(17)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing on September 2, 2016 applicable to Messrs. Molinaroli, Oliver and Stief incorporated by reference to Exhibit 10.1 to Company’s Quarterly Report on Form 10-Q filed on February 8, 2017).

(d)(18)	Terms of Unit Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(19)	Terms of PSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(20)	Terms of RSU Award under the Johnson Controls International plc 2012 Share and Incentive Plan for Brian J. Stief dated September 14, 2017 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(21)	Letter Agreement dated as of September 14, 2017 between Johnson Controls International plc and Brian J. Stief (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on September 15, 2017).

(d)(22)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Share and Incentive Plan for fiscal 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 13, 2015).

(d)(23)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed on for the year ended September 27, 2013 filed on November 14, 2013).

(d)(24)	Form of terms and conditions for Option Awards, Restricted Unit Awards, Performance Share Awards under the 2012 Stock and Incentive Plan for fiscal 2014 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended September 27, 2013 filed on November 14, 2013).

(d)(25)	Form of terms and conditions for Restricted Stock Unit Awards for Directors under the 2012 Stock and Incentive Plan (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended September 28, 2012 filed on November 16, 2012).

(d)(26)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use beginning in 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed on May 3, 2018).

(d)(27)	Form of stock option or stock appreciation right award agreement for Johnson Controls, Inc. 2007 Stock Option Plan effective September 20, 2011 (incorporated by reference to Exhibit 10.V to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2011 filed on November 22, 2011).

(d)(28)	Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed January 28, 2013).

(d)(29)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have not announced an intention to retire (incorporated by reference to Exhibit 10.1(a) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(30)	Form of performance share unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan for recipients who have announced an intention to retire (incorporated by reference to Exhibit 10.1(d) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(31)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(b) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(32)	Form of restricted stock/restricted stock unit agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan reflecting pro rata vesting on retirement (incorporated by reference to Exhibit 10.BB to Johnson Controls, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2015 filed on November 18, 2015).

(d)(33)	Form of option/stock appreciation right agreement for Johnson Controls, Inc. 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1(c) to Johnson Controls, Inc.’s Current Report on Form 8-K filed November 21, 2013).

(d)(34)	Stock and Asset Purchase Agreement, dated as of November 13, 2018, by and between Johnson Controls International plc and BCP Acquisitions LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report filed November 13, 2018).

(d)(35)	Form of terms and conditions for Option / SAR Awards, Restricted Stock / Unit Awards, Performance Share Awards under the Johnson Controls International plc 2012 Share and Incentive Plan for periods commencing December 6, 2018 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(36)	Form of terms and conditions for Option / SAR Awards, and Restricted Stock / Unit Awards, under the Johnson Controls International plc 2012 Share and Incentive Plan commencing December 6, 2018 applicable to Mr. Stief (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed on February 1, 2019).

(d)(37)	Form of terms and conditions for Restricted Stock Units for Directors under the Johnson Controls International plc 2012 Share and Incentive Plan for use in 2019 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed on May 3, 2019).

* Previously filed.